UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

YONGYE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

Zhong Xingmei	Wu Zishen
Full Alliance International Limited	c/o Yongye International, Inc., 6th Floor, Suite
Room 1701, Wing Tuck Commercial Centre,	608, Xue Yuan International Tower, No. 1
183 Wing Lok Street	Zhichun Road, Haidian District, Beijing, PRC.
Sheung Wan, Hong Kong	+(86) 10 8231 8866
+(852) 2572 3986

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Full Alliance International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,657,704
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,657,704
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%[2]
14.	TYPE OF REPORTING PERSON CO

1 Excludes 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, 6,858,136 shares of Common Stock beneficially owned by Morgan Stanley, and 20,000 shares of Common Stock beneficially owned by Abax.

2 Percentage calculated based on 55,147,596 shares of Common Stock outstanding on an as-converted basis as of October 16, 2012 provided by the Company.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Zhong Xingmei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,657,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,657,704

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%[2]
14.	TYPE OF REPORTING PERSON IN

1 Excludes 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, 6,858,136 shares of Common Stock beneficially owned by Morgan Stanley, and 20,000 shares of Common Stock beneficially owned by Abax.

2 Percentage calculated based on 55,147,596 shares of Common Stock outstanding on an as-converted basis as of October 16, 2012 provided by the Company.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Wu Zishen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,155,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,155,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%[2]
14.	TYPE OF REPORTING PERSON IN

1 Excludes 7,657,704 shares of Common Stock beneficially owned by Full Alliance and Ms. Zhong, 6,858,136 shares of Common Stock beneficially owned by Morgan Stanley, and 20,000 shares of Common Stock beneficially owned by Abax.

2 Percentage calculated based on 55,147,596 shares of Common Stock outstanding on an as-converted basis as of October 16, 2012 provided by the Company.

This Schedule 13D is filed jointly by Full Alliance International Limited (“Full Alliance”), Zhong Xingmei (“Ms. Zhong”), and Wu Zishen (“Mr. Wu”). Full Alliance, Ms. Zhong, and Mr. Wu are collectively referred to herein as the “Reporting Persons.”

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to Yongye International, Inc., a Nevada corporation (the “Company” or the “Issuer”), and amends and supplements the statement on Schedule 13D filed on June 17, 2008, on behalf of Full Alliance and Ms. Zhong with the United States Securities and Exchange Commission (the “SEC”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on May 18, 2009, and Amendment No. 2 to the Schedule 13D filed on June 9, 2011.

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of the Issuer. The address of the Issuer’s principal executive office is 6th floor, Suite 608, Xue Yuan International Tower, No.1 Zhichun Road, Haidian District, Beijing, PRC.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c)	This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

The Reporting Persons may be deemed to be a “group” with MSPEA and Abax for purposes of Section 13(d) of the Act as a result of entering into the Consortium Agreement and the submission of the Proposal Letter (each as defined in Item 4 below). However, Full Alliance and Ms. Zhong expressly disclaims beneficial ownership for all purposes of the Common Stock held by Mr. Wu, MSPEA and Abax, and Mr. Wu expressly disclaims beneficial ownership for all purposes of the Common Stock held by Full Alliance and Ms. Zhong, MSPEA and Abax. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by MSPEA and/or Abax.

The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Full Alliance is a company incorporated in the British Virgin Islands. The principal business of Full Alliance is general and management services. Ms.  Zhong Xingmei is a Canadian citizen and sole director and owner of Full Alliance.  By virtue of her position as sole director and owner, Ms. Zhong may be deemed to be a beneficial owner having power to direct the voting and disposition of the Common Stock held or controlled by Full Alliance. The address of both Full Alliance and Ms. Zhong’s principal business is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands. The principal office of Full Alliance and Ms. Zhong is located at Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street, Sheung Wan, Hong Kong.

Mr. Wu’s present occupation is Chief Executive Officer, President and Chairman of the board of directors of the Company. The principal business address of Mr. is c/o Yongye International, Inc., 6th Floor, Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, PRC.

(d) – (e)	During the five years preceding the date of this filing, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Zhong is a citizen of Canada. Mr. Wu is a citizen of the People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons, together with the other members of the Consortium (as defined below) anticipate that, at the price per share set forth in the Proposal (as described in Item 4 below), approximately US$261 million would be expended in acquiring all of the outstanding capital stock of the Issuer that the Consortium does not already own (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity capital. Equity financing will be provided by the members of the Consortium in the form of cash and/or through the rollover of existing equity interests in the Issuer held by certain members of the Consortium. Debt financing will be primarily provided by third party financial institutions. The Consortium has held discussions with a Chinese bank which is experienced in financing going-private transactions and has expressed interest in providing loans to finance the Transaction, and the Consortium is confident that it will secure adequate financing to consummate the proposed acquisition of the Publicly Held Shares. In addition, on October 15, 2012, Abax indicated to the Consortium its preliminary interest in potentially providing equity and/or senior mezzanine financing up to US$50 million in the aggregate that would be required for the proposed acquisition of the Publicly Held Shares.

ITEM 4.	PURPOSE OF TRANSACTION

On October 15, 2012, Mr. Wu, Full Alliance, MSPEA Agricultural Holding Limited, an affiliate of Morgan Stanley Private Equity Asia (“MSPEA”), and Abax Global Capital (Hong Kong) Limited, on behalf of funds managed and/or advised by it and its nominee entities and its and their affiliates (collectively, “Abax”), formed a consortium (the “Consortium”) by entering into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.02. Under the Consortium Agreement, the Consortium agreed, among other things, (i) to jointly deliver a non-binding proposal (the “Proposal”) to the Issuer’s board of directors for the acquisition of the Publicly Held Shares, (ii) to deal exclusively with each other with respect to the transaction contemplated under the Proposal for a maximum of six months after the date thereof (except that the Consortium Agreement shall terminate with respect to Abax if Abax has not provided any written confirmation of continued interest within 60 days after the date thereof), (iii) to conduct a joint assessment of the Issuer as promptly as reasonably, and (iv) to use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer’s approval, to enter into the definitive agreements in respect of the transactions contemplated under the Proposal.

On October 15, 2012, the Consortium, on behalf of itself, submitted the Proposal to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.03. In the Proposal, the Consortium proposed to acquire, through an acquisition vehicle to be established by the Consortium, all of the Publicly Held Shares for US$6.60 per share. The Consortium also stated in the Proposal that they are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their stakes in any other transaction involving the Issuer.

The Consortium intends to finance the transactions contemplated under the Proposal through a combination of third party debt and equity capital funded by the Consortium.

Any definitive agreement entered into in connection with the transactions contemplated under the Proposal is likely to be subject to customary closing conditions, including approval by the Issuer’s shareholders of the terms of such transactions, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to such agreement with its covenants thereunder, the absence of a material adverse effect.

If the transactions contemplated under the Proposal are completed, the shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Select Market.

References to the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibit 7.02 and 7.03.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D. The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)	With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated by reference, as if set forth in its entirety.

As of the date of this Schedule 13D, Full Alliance is the beneficial owner of 7,657,704 shares of Common Stock, representing 13.9% of the shares of Common Stock outstanding on an as-converted basis of the Issuer. As sole member and sole director of Full Alliance, Ms. Zhong beneficially owns and has sole voting and dispositive control over 7,657,704 shares of Common Stock, representing 13.9% of the shares of Common Stock outstanding on an as-converted basis of the Issuer. Of the 7,657,704 shares of common stock beneficially owned by Full Alliance and Ms. Zhong, 5,600,000 shares of the Company’s Common Stock have been pledged to MSPEA and are subject to the terms of a Stockholders’ Agreement entered into by and between Full Alliance and MSPEA, dated as of June 9 , 2011.

As of the date of this Schedule 13D, Mr. Wu beneficially owns 1,155,000 shares of Common Stock, representing 2.1% of the shares of Common Stock outstanding on an as-converted basis of the Issuer, of which 555,000 shares are held directly by Mr. Wu and 600,000 shares have been transferred to Prosper Sino Development Limited, which entity is an affiliate of a trustee that has been engaged to administer such shares for the benefit of the relevant transferor or members of his or her family.

(c)	Except as set forth in Item 3 and 4 above, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the 60 days preceding the filing of this Schedule 13D.

(d) - (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPSWITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the of the Consortium Agreement and the Proposal under Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of October 15, 2012

Exhibit 7.02:	Consortium Agreement by and among Mr. Wu, Full Alliance, MSPEA and Abax, dated as of October 15, 2012.

Exhibit 7.03:	Proposal Letter from Mr. Wu, Full Alliance, MSPEA and Abax to the board of directors of the Issuer, dated as of October 15, 2012.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2012

/s/ Zhong Xingmei
ZHONG XINGMEI

FULL ALLIANCE INTERNATIONAL LIMITED

By:	/s/ Zhong Xingmei
Name:	ZHONG XINGMEI

Title:	Director

/s/ Wu Zishen
WU ZISHEN

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